Exhibit 99

August 8, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that the 31st Annual General Meeting (AGM) of the Bank was held today i.e. on August 8, 2025 at 2:00 p.m. (IST) through two-way video-conference.

In the above connection, please find enclosed herewith the following disclosures:

1.	Summary of Proceedings of the 31st AGM;
2.	Combined e-voting results in the prescribed format; and
3.	Report on combined e-voting results dated August 8, 2025 issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Summary of the proceedings of the 31st Annual General Meeting (“AGM”) of the Bank

The 31st AGM of the Bank was held on Friday, August 8, 2025 at 02:00 p.m. (IST) through two-way video conference (VC) in compliance with the circulars issued by Ministry of Corporate Affairs and applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Companies Act, 2013 including the Rules made thereunder.

Mr. Atanu Chakraborty- Part-time Chairman and Independent Director of the Bank, chaired the meeting.

All the Directors were present at the AGM including Mr. M. D. Ranganath- Chairman of the Audit Committee, Mr. Keki Mistry- Chairman of the Stakeholders’ Relationship Committee and Dr. (Mr.) Harsh Kumar Bhanwala - Chairman of the Nomination and Remuneration Committee. The representatives of the Joint Statutory Auditors and Secretarial Auditors for the financial year 2024-25, as well as the legal counsel of the Bank, were also present at the meeting.

At the outset, Mr. Ajay Agarwal, the Company Secretary and Group Head- Secretarial & Group Oversight of the Bank welcomed the shareholders to the AGM. He confirmed that the requisite quorum was present.

Mr. Agarwal thereafter informed that the requisite registers and documents were available for inspection by the Members till the conclusion of the meeting.

Mr. Agarwal further informed the shareholders that the joint Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and accordingly, pursuant to the applicable provisions of the Companies Act, 2013 and the Secretarial Standards, the Audit Reports has been taken as read. He further informed that with the permission of the shareholders, the Notice of the AGM has also been taken as read.

Thereafter, the Chairman addressed the shareholders of the Bank with a brief speech wherein he apprised them, inter alia, regarding the domestic as well as global economic outlook, recently concluded Initial Public Offer of HDB Financial Services Limited and other key updates during the current financial year, the Bank’s performance during the financial year 2024-25, governance, technological transformation, financial inclusion, CSR and ESG initiatives etc.

The following businesses as set out in the Notice of 31st AGM were proposed for consideration:

Item No.	Particulars of the Resolution	Type of Resolution
Ordinary Businesses:
1.

To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2025 along with the Reports of the Board of Directors and Auditors thereon.

Ordinary
2.	To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2025 along with the Report of Auditors thereon.	Ordinary
3.	To consider declaration of dividend on Equity Shares.	Ordinary
4.	To appoint a Director in place of Mr. Kaizad Bharucha (DIN:02490648), who retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
5.	To appoint a Director in place of Mrs. Renu Karnad (DIN: 00008064), who retires by rotation and, being eligible, offers herself for re-appointment.	Ordinary
6.	To appoint M/s. B S R & Co. LLP, Chartered Accountants as one of the Joint Statutory Auditors and to fix the overall remuneration of the Joint Statutory Auditors.	Ordinary
Special Businesses:
7.	To Issue Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement mode.	Special
8.	To appoint M/s. Bhandari & Associates, Company Secretaries as Secretarial Auditors and to fix their remuneration.	Ordinary

The Chairman thereafter invited the shareholders to put forth their views and seek clarifications, if any, relating to the annual financial statements, the Integrated Annual Report for FY 2024-25 and matters related thereto.

Some of the shareholders expressed their views / sought clarifications on aspects such as inclusion of artificial intelligence in the business activities of the Bank, cyber security, technological advancements, plan for credit growth, synergies achieved due to the merger of Housing Development Finance Corporation Limited with and into the Bank, ESG ratings of the Bank, details of domestic and overseas branches, CSR initiatives etc. After all the queries were raised, the Chairman as well as the Managing Director & Chief Executive Officer gave detailed responses to the said queries.

The Chairman stated that in addition to the remote e-voting facility provided to the Members, the e-voting facility was also available for thirty (30) minutes during the AGM, to those shareholders who had not already voted by means of remote e-voting. He further stated that Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner.

The Chairman then stated that the results of the remote e-voting and e-voting during the 31st AGM together with the Scrutinizer’s report, will be disclosed to the stock exchanges and displayed on the website of the Bank within two (2) working days from the conclusion of the AGM.

The Chairman thanked the shareholders for joining the 31st AGM of the Bank and concluded the meeting at 5:30 p.m. (IST).

Based on the Scrutinizer’s Report dated August 8, 2025, all the aforementioned businesses were passed by shareholders with requisite majority.

CIN: L65920MH1994PLC080618 Email: shareholder.grievances@hdfcbank.com Website: www.hdfcbank.com	HDFC Bank Limited, HDFC House, H.T. Parekh Marg, 165-66, Backbay Reclamation Churchgate, Mumbai- 400020 Tel.: 022-66316000

HDFC BANK LIMITED - VOTING RESULTS OF THE THIRTY FIRST ANNUAL GENERAL MEETING

Date of declaration of result of Annual General Meeting	August 08, 2025
Total number of shareholders on cut off date (August 01, 2025)	3585636
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	Not Applicable
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	351

Resolution required: (Ordinary/Special)

Ordinary (01) : To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended
March 31, 2025 along with the Reports of the Board of Directors and
Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5116855777	90.855	5114809516	2046261	99.960	0.040
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5116855777	90.855	5114809516	2046261	99.960	0.040
Public - Non Institutions	E-Voting		23321328	1.143	23084563	236765	98.985	1.015
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23321328	1.143	23084563	236765	98.985	1.015
Total		7673130193	5140177105	66.989	5137894079	2283026	99.956	0.044

Resolution required: (Ordinary/Special)			Ordinary (02) : To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2025 along with the Report of Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5116855777	90.855	5114809516	2046261	99.960	0.040
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5116855777	90.855	5114809516	2046261	99.960	0.040
Public - Non Institutions	E-Voting		23285415	1.141	23076830	208585	99.104	0.896
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23285415	1.141	23076830	208585	99.104	0.896
Total		7673130193	5140141192	66.989	5137886346	2254846	99.956	0.044

Resolution required: (Ordinary/Special)			Ordinary (03) : To consider declaration of dividend on Equity Shares
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5181727418	92.007	5181727418	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5181727418	92.007	5181727418	0	100.000	0.000
Public - Non Institutions	E-Voting		23456735	1.149	23240655	216080	99.079	0.921
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23456735	1.149	23240655	216080	99.079	0.921
Total		7673130193	5205184153	67.837	5204968073	216080	99.996	0.004

Resolution required: (Ordinary/Special)			Ordinary (04) : To appoint a director in place of Mr. Kaizad Bharucha (DIN: 02490648), who retires by rotation and being eligible, offers himself for re-appointment
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5179643998	91.970	5134287062	45356936	99.124	0.876
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5179643998	91.970	5134287062	45356936	99.124	0.876
Public - Non Institutions	E-Voting		23442849	1.148	22962117	480732	97.949	2.051
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23442849	1.148	22962117	480732	97.949	2.051
Total		7673130193	5203086847	67.809	5157249179	45837668	99.119	0.881

Resolution required: (Ordinary/Special)			Ordinary (05) : To appoint a director in place of Mrs. Renu Karnad (DIN: 00008064), who retires by rotation and, being eligible, offers himself for re-appointment
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5179643998	91.970	5121884258	57759740	98.885	1.115
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5179643998	91.970	5121884258	57759740	98.885	1.115
Public - Non Institutions	E-Voting		23324658	1.143	22678584	646074	97.230	2.770
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23324658	1.143	22678584	646074	97.230	2.770
Total		7673130193	5202968656	67.808	5144562842	58405814	98.877	1.123

Resolution required: (Ordinary/Special)			Ordinary (06) : To appoint M/s. B S R & Co. LLP, Chartered Accountants as one of the Joint Statutory Auditors and to fix the overall remuneration of the Joint Statutory Auditors
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5180879244	91.992	5143293492	37585752	99.275	0.725
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5180879244	91.992	5143293492	37585752	99.275	0.725
Public - Non Institutions	E-Voting		23285261	1.141	22972741	312520	98.658	1.342
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23285261	1.141	22972741	312520	98.658	1.342
Total		7673130193	5204164505	67.823	5166266233	37898272	99.272	0.728

Resolution required: (Ordinary/Special)

Special (07) : To issue Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement

Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5181213544	91.998	5179238213	1975331	99.962	0.038
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5181213544	91.998	5179238213	1975331	99.962	0.038
Public - Non Institutions	E-Voting		23287773	1.141	23012630	275143	98.819	1.181
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23287773	1.141	23012630	275143	98.819	1.181
Total		7673130193	5204501317	67.828	5202250843	2250474	99.957	0.043

Resolution required: (Ordinary/Special)			Special (08) : To appoint M/s. Bhandari & Associates, Company Secretaries as Secretarial Auditors and to fix their remuneration
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5180556517	91.986	5180556517	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631896151	5180556517	91.986	5180556517	0	100.000	0.000
Public - Non Institutions	E-Voting		23287823	1.141	22851474	436349	98.126	1.874
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2041234042	23287823	1.141	22851474	436349	98.126	1.874
Total		7673130193	5203844340	67.819	5203407991	436349	99.992	0.008

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight

Consolidated Scrutinizer’s Report on remote e-voting & voting conducted at the 31st Annual General Meeting of HDFC Bank Limited held on Friday, August 8, 2025

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai - 400013.

Sub: Consolidated Scrutinizer’s Report on remote e-voting and e-voting conducted pursuant to Section 108 of the Companies Act, 2013 (“Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended, and in accordance with the various General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and the Securities and Exchange Board of India (‘SEBI’) in this regard.

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on June 20, 2025 to scrutinize the remote e-voting process and e-voting process conducted at the 31st (Thirty–First) Annual General Meeting (‘AGM’) of the Bank held on Friday, August 8, 2025 at 02:00 P.M. (IST) by means of Video-Conferencing (VC), in a fair and transparent manner, pursuant to Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and in accordance with the Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”), as amended, by MCA and SEBI respectively (hereinafter referered to as “Applicable Circulars”), providing relaxation for the manner in which the AGM shall be held and conducted including the manner of sending the Notices and Annual Reports to the shareholders and the manner of voting at the meeting.

I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules and the relaxations as provided in the Applicable Circulars.

Report on Scrutiny:

•

The Bank had appointed the National Securities Depository Ltd. (‘NSDL’) as the Service provider, for the purpose of extending the facility of Remote E-Voting to the Members of the Bank and for voting electronically at the meeting.

•	Datamatics Business Solutions Ltd. (formerly Datamatics Financial Services Ltd.) is the Registrar and Share Transfer Agents (‘RTA’) of the Bank.

•

NSDL had provided a system for recording the votes of the Members electronically through remote e-voting as well as at the AGM on all the businesses (both Ordinary and Special businesses) sought to be transacted at the 31st AGM of the Bank, which was held on Friday, August 8, 2025. Further, the electronic voting facility was set up on their website, https://www.evoting.nsdl.com. The AGM Notice was hosted on the Bank’s website and that of NSDL, and the Stock Exchanges viz., BSE Limited and National Stock Exchange of India Limited to facilitate the Members of the Bank to cast their vote electronically through e-voting.

•

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act, the Rules made thereunder and the SEBI Listing Regulations. My responsibility as the Scrutinizer of the voting process (through E-voting), was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from the e-voting system provided by NSDL.

•

The cut-off date to determine the shareholders entitled to receive the Notice of the AGM was July 11, 2025 and as on that date, there were 35,90,231 Members of the Bank. As mentioned in the Applicable Circulars, NSDL had sent the Notices of the AGM along with Integrated Annual Report and E-voting details by e-mail to 34,55,022 Members consitituting 96.23% of the total Members, whose email-id was registered with the Depositories/ RTA.

•

The Notices sent through e-mail contained the detailed procedure to be followed by the Members who were desirous of casting their votes electronically as provided in the Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and as provided in the Applicable Circulars.

•	The Bank had completed the dispatch of the notices by e-mail to the Members on Monday, July 14, 2025.

•

The Bank, in terms of Regulation 36 (1) of the SEBI Listing Regulations, had also sent a letter to the Members, whose e-mail address was not registered with their respective Depository Participan or RTA, stating the web-link and the navigation path to access the Annual Report.

•

The Cut-off date for the purposes of identifying the Members who were entitled to vote on the resolutions placed for approval of the Members was Friday, August 1, 2025. As on that date there were 35,85,636 shareholders who were eligible to participate in the voting.

•	The voting period for remote e-voting commenced on Monday, August 4, 2025 (10:00 A.M IST) and ended on Thursday, August 7, 2025 (5:00 P.M. IST)

•

As prescribed in clause IV of the Circular dated May 5, 2020 issued by MCA, which is forming part of the Applicable Circulars, the Bank had released an advertisement prior to sending Notices to the Shareholders which was published in English Newspaper i.e., ‘Business Standard’ having country-wide circulation dated June 25, 2025 and in Marathi Newspaper i.e. ‘Navshakti’ dated June 25, 2025. The Notice published in these newspapers contained the required information as provided under clause IV (a) to (f) of the said circular.

•

As prescribed in clause (v) of sub-rule 4 of the Rule 20 of the Companies (Management and Administration) Rules, 2014, the Bank also released an advertisement, which was published more than 21 days before the date of the AGM in English Newspaper i.e. ‘Business Standard’ having country-wide circulation dated July 15, 2025 and in Marathi Newspaper i.e. ‘Navshakti’ dated July 15, 2025. The notice published in these newspapers contained the required information as specified in sub-rule 4(v) (a) to (h) of the said Rule 20.

•

At the end of the voting period on August 7, 2025 at 5:00 P.M.IST, the voting portal of NSDL was disabled and the details of the shareholders who have participated through remote evoting was downloaded from the website of NSDL.

•

At the 31st AGM of the Bank held through VC, the facility to vote electronically was provided to those members who attended the meeting through VC but could not participate in the remote e-voting to record their votes after considering all the items of business.

•

On August 8, 2025, after tabulating the votes cast electronically through the system provided by NSDL, the votes cast through Remote E-Voting facility was duly unblocked by me as a Scrutinizer in the presence of Mr. K. Venkataraman and Mr. Kartik Madrecha who acted as the witnesses, as prescribed in Sub Rule 4(xii) of the said Rule 20. After unblocking the votes cast, the total votes cast both through remote e-voting and by voting through electronic means at the AGM, were consolidated and the final Scrutinizer’s Report was prepared.

•	Thereafter, I as a Scrutinizer duly compiled details of the Remote E-Voting carried out by the Members and the electronic voting done at the AGM, the details of which are as follows:

The results of the Remote E-voting together with that of the voting conducted at the 31st AGM by way of Electronic means are as under:

Details	Remote E-voting	Voting through electronic means at AGM	Total voting
Number of members who cast their votes	9,493	47	9,540
Total number of Shares held by them	521,90,89,612	3,02,526	521,93,92,138
Valid votes	As per details provided under each one of the Resolution(s) mentioned hereunder
Invalid Votes	Various as mentioned under each of the Resolution

Note:

1. Percentage of votes cast in favour or against the resolutions is calculated based on the Valid Votes cast through Remote E-Voting and through electronic voting at the AGM.

ORDINARY BUSINESS

I) Item No. 1 of the Notice (As an Ordinary Resolution):

To receive, consider and adopt the audited financial statements (standalone) of the Bank for the year ended March 31, 2025 and the Reports of the Board of Directors and Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	513,78,94,079	99.956	22,83,026	0.044	792,15,033

Item No. 1 of Notice stands passed with the requisite majority.

II) Item No. 2 of the Notice (As an Ordinary Resolution):

To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the year ended March 31, 2025 and the Reports of the Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	513,78,86,346	99.956	22,54,846	0.044	792,50,946

Item No. 2 of Notice stands passed with the requisite majority.

III) Item No. 3 of the Notice (As an Ordinary Resolution):

To consider declaration of dividend on Equity Shares.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	520,49,68,073	99.996	2,16,080	0.004	142,07,985

Item No. 3 of Notice stands passed with the requisite majority.

IV) Item No. 4 of the Notice (As an Ordinary Resolution):

To appoint a director in place of Mr. Kaizad Bharucha (DIN: 02490648), who retires by rotation and, being eligible, offers himself for re-appointment.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	515,72,49,179	99.119	458,37,668	0.881	163,05,291

Item No. 4 of Notice stands passed with the requisite majority.

V) Item No. 5 of the Notice (As an Ordinary Resolution):

To appoint a director in place of Mrs. Renu Karnad (DIN: 00008064), who retires by rotation and, being eligible, offers herself for re-appointment.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	514,45,62,842	98.877	584,05,814	1.123	164,23,482

Item No. 5 of Notice stands passed with the requisite majority.

VI) Item No. 6 of the Notice (As an Ordinary Resolution):

To Appoint M/s. BSR & Co. LLP, Chartered Accountants as one of the Joint Statutory Auditors and to fix the overall remuneration of the Joint Statutory Auditors.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	516,62,66,233	99.272	3,78,98,272	0.728	152,27,633

Item No. 6 of Notice stands passed with the requisite majority.

SPECIAL BUSINESS

VII) Item No. 7 of the Notice (As a Special Resolution):

To issue Long-Term Bonds (financing of infrastructure and affordable housing) Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	520,22,50,843	99.957	22,50,474	0.043	148,90,821

Item No. 7 of Notice stands passed with the requisite majority.

VIII) Item No. 8 of the Notice (As an Ordinary Resolution):

To appoint M/s. Bhandari & Associates, Company Secretaries as Secretarial Auditors and to fix their remuneration.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of Shares	Percent	Number of Shares	Percent	Number of Shares
Total votes through Remote e-Voting and E-Voting at the AGM	520,34,07,991	99.992	4,36,349	0.008	155,47,798

Item No. 8 of Notice stands passed with the requisite majority.

All the Resolutions mentioned in the Notice of 31st AGM of the Bank dated June 20, 2025, as per the details above, stands passed under Remote E-voting and voting conducted at the AGM electronically with the requisite majority and hence deemed to be passed as on the date of the AGM.

I hereby confirm that I am maintaining the soft copy of the Registers received from the Service Provider in respect of the votes cast through Remote E-Voting and voting conducted at AGM by way of electronic means by the Members of the Bank. All other relevant records relating to remote e-voting and Electronic voting is under my safe custody and will be handed over to the Company Secretary for safe keeping, after the Chairman signs the Minutes.

Thanking you,

Yours Faithfully

For BN & Associates

B Narasimhan	Place: Mumbai	Date 8th August 2025
(Proprietor)
Regn: 2011MH166700
Membership no FCS 1303 COP no 10440
PR Cert No. 925/2020
UDIN No. F001303G000925358

The following were the witnesses to the unblocking the votes cast through remote e-voting.

1. Mr. K Venkataraman	2. Mr. Kartik Madrecha

I have received the report:

Signature

Ajay Agarwal	Place: Mumbai

Company Secretary

Group Head – Secretarial & Group Oversight	Date: August 8, 2025